

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Anthony Pasquale, President
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

>   **Re: VB Clothing Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 23, 2010**
>   **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note various references to a "minimum" and "maximum" number of shares despite your apparent intention to conduct an "all or none" offering. In this regard we note the heading and first sentence of the cover page of your prospectus, the heading of the last risk factor on page 10, the text of the penultimate risk factor on page 11, the tabular disclosure on page 13, footnote three on page 27 and the first paragraph of page II-1, among other places. Please revise as appropriate throughout your registration statement to clarify that this offering is being conducted on an "all or none" basis, if true.

2. Please provide the telephone number of your principal executive offices either here or in the summary section of the prospectus. See Item 503(b) of Regulations S-K.

Anthony Pasquale
VB Clothing Inc.
December 17, 2010
Page 2

Summary of Prospectus, page 6

3. Please reconcile your description of net proceeds on page seven with your tabular disclosure of net proceeds on page 12.

Risk Factors, page 8
Risks Associated With This Offering, page 10

4. We note the discussion of your lack of intellectual property protection under Patents and Trademarks on page 20. Consider adding a risk factor relating to the effect your lack of intellectual property protection may have on your business. For example, competitors may challenge your right to use anticipated trademarks or to produce your products.

5. Please revise your risk factors as appropriate to specifically discuss the doubts expressed by your independent auditors about your ability to continue as a going concern.

6. Please add a risk factor discussing, if true, Mr. Pasquale's lack of experience in the fashion industry.

7. Consider adding a risk factor concerning your apparent lack of a manufacturing source, warehousing facility and distribution network.

Use of Proceeds, page 12

8. Please provide additional disclosure on the specific expenditures contemplated by the categories "Product Development" and "Wages/Contractors". We note your reference in both cases to "includes, but is not limited to." In this regard, also clarify what wages and "contract labor" will be paid or engaged using the proceeds of this offering.

9. We note your disclosure under Marketing on page 18 regarding the allocation of funds to different marketing strategies and your anticipated use of revenues generated from certain strategies to fund other strategies. Please provide additional detail for the Sales and Marketing line item on page 12, taking into account the marketing strategy outlined on page 18.

10. We note your reference in the third footnote in this section to "[a]ny line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation." We also note similar disclosure in the fourth paragraph on page 23. Please specifically describe the contingencies that could cause a line item amount not to be expended completely and the alternatives to such use. See Instruction 7 to Item 504 of Regulation S-K.

11. We note your statement in the last two sentences of page 23 regarding possible future expenses being funded by proceeds from the offering that are currently allocated to

Working Capital. Please revise your disclosure in footnote three on page 12 to include a discussion of this possibility.

Terms of the Offering, page 14

12. We note your statement in the fifth sentence of this section that "[t]here is no minimum number of shares required to be purchased". It is unclear whether you are referring to the offering as a whole or to individual subscriptions by investors. Please revise to clarify and to take into account the "all or none" nature of your offering.

Procedures and Requirements for Subscription, page 15

13. We note your reference to "this 30-day period" in the penultimate sentence of this section. Please clarify the 30-day period to which you are referring.

Common Stock, page 15

14. Please tell us the basis for the statement that all outstanding shares of common stock are fully paid for and non-assessable, such as a legality opinion, or revise.

Non-Cumulative Voting, page 15

15. We note the second sentence of this section that starts with "[c]umulative voting rights are . . .", but then proceeds to describe the non-cumulative voting rights applicable to your shareholders. Please revise to clarify.

Interest of Named Experts and Counsel, page 16

16. Please revise the name Huang, Kan & Company, LLP to be consistent with the name of the public accounting firm reflected in the audit report on page F-3, Sam Kan & Company.

Description of Our Business, page 16
General

17. Please revise this section to remove the promotional disclosure and tone. For example, without sales of your one product, we do not understand how the product "stands alone in the current marketplace." As another example, we note the first paragraph under "Delineation of the Market Area …."

18. Please provide disclosure regarding the sourcing or anticipated sourcing of your products, including sample products. In this regard, disclose whether you have any relationships with potential suppliers, the names of such suppliers and where such suppliers or anticipated suppliers are located. See Item 101(h)(4)(v) of Regulation S-K.

Business Overview, page 17

19. Please identify the contractors, referred to in the third paragraph of this section, that have expressed interest in working with you, including the contractor that "brings over 18 years of industry experience." Please describe the experience of these contractors and explain their commitment to provide you assistance. If these contractors are not obligated to provide services to you, please prominently disclose that fact.

Product Development, page 17

20. Please provide the basis for your statement in the first paragraph of this section that "[u]tilization of these two time-tested popular mediums gives VB Clothing versatility in marketing no other company is currently experiencing."

21. Please provide more detailed disclosure regarding the "marketing expectations" described in the fourth sentence of the second paragraph of this section.

22. It is unclear what is contemplated by "unisex designs", as referred to in the last paragraph of this section. Please revise to clarify.

23. It is unclear what you mean when referring to "certain milestones" and "existing levels" in the second sentence of the last paragraph of this section. Please revise to clarify the milestones that must be achieved for you to introduce your "unisex designs" and for your transition to "men's fashions." Furthermore, clarify "existing levels".

24. We note your reference to "finalizing [y]our initial line of designer jeans" in the second paragraph on page F-8 and your discussion of the designer jeans market under Industry and Trend Analysis starting on page 17. Please provide additional details on your development or planned development of your initial line of designer jeans under Product Development.

Industry Analysis and Competition, page 17
Industry and Trend Analysis, page 17

25. We note your reference to the denim industry's "low margins and soaring profits" in the first sentence of this section. Please clarify how an industry can have both low margins and soaring profits.

26. In this regard, please provide the basis for your statement that the denim industry has "soaring profits." We acknowledge your description of reported industry growth from 2004 to 2006, but note that this information does not describe market trends over the past four years.

27. Please provide the basis for your statement that the various companies discussed in the second paragraph of page 18 have "enjoyed recent dramatic success attributed to denim popularity."

28. We note that your discussion in this section does not address all of the target markets you identify under Delineation of the Market Area and Identification of Target Markets on page 18. Please revise your discussion under Industry and Trend Analysis to discuss your target markets and any material trends that may affect your business.

Delineation of the Market Area and Identification of Target Markets, page 18

29. Please identify and date the "population studies" you used to provide the demographic information in the first paragraph of this section.

30. Please define the terms "pre-budget age" and "wave buyers" as used in the third paragraph of this section.

31. It is unclear what you mean when you state "[t]he vast number of college girls within the main demographic" in the fourth paragraph of this section and "the loyal demands of the fitness market can be met" in the fifth paragraph of this section. Please revise to clarify.

32. Please provide the basis for your statement that there is no "apparent slowing in sight" for growth in the fitness industry.

33. Please provide additional disclosure on your relationship, if any, with Harley Davidson and the timing of your anticipated "preliminary offering".

Marketing, page 18
Online Marketing, page 18

34. We note your use of a market study from 2006 and your reference to anticipated growth in the industry between 2006 and 2007. In order to provide more balance to your discussion of industry trends, please revise to update your disclosure here.

Commissioned Sales Force, page 19

35. Please clarify the term "major fashion marts" as used in third sentence of this section.

Print Media, page 19

36. We note from your discussion of your milestones here and elsewhere in your filing that you do not appear to be planning to use print advertising over the next twelve months and possibly not for the next two years. Please clarify when you anticipate using print media assuming the success of this offering. In this regard, provide more detailed disclosure in connection with your statement in the last sentence of this section that "VB Clothing has

done the necessary due diligence on this marketing medium and plans to incorporate this in our next phase of operations."

<u>12 Month Growth Strategy and Milestones, page 19</u>

37. Please define the term "vertical apparel markets" as used in the fourth bullet point under 7-9 Months, on page 20. In this regard, we also note your references to "vertical market e-commerce retailers" in the third-to-last paragraph on page six and "vertical market venues" in the second paragraph on page 24.

38. We note that your discussion of milestones here and starting in the penultimate paragraph of page 23 does not consider manufacturing, warehousing or distribution of your product, despite your stated estimation that "sales [will] begin in the third quarter following closing of the offering". Please revise as appropriate to discuss these aspects of your business.

<u>Research and Development Activities, page 20</u>

39. Please clarify the first sentence of this section. It is unclear whether you have compensated people for the "time spent researching" and what aspects of product development, if any, are included in your research of your "proposed business".

<u>Notes to Financial Statements, page F-8</u>
<u>Note A - Summary of Significant Accounting Policies, page F-8</u>
<u>Organization, Nature of Business and Trade Name, page F-8</u>

40. Please revise your fiscal year end from September 31 to September 30 throughout your filing.

<u>Management's Discussion and Analysis or Plan of Operation, page 23</u>

41. Please revise the balance sheet data on page 23 and the cash and cash equivalent amount of $5,175 on page 24 to reconcile with corresponding amounts presented in the balance sheet as of October 22, 2010.

<u>Plan of Operation, page 23</u>
<u>Proposed Milestones to Implement Business Operations, page 23</u>

42. Since inception, please identify and quantify principal sources and uses of liquidity.

43. We note references to two $2,000 allocations of proceeds under 0-3 Months and your allocation of an additional $2,000 to Wages/Contractor under 4-6 Months. Please clarify how much of these allocations will be used to pay management for services rendered.

44. Please also revise to clarify what website development activities will be conducted using the $1,750 described under 4-6 Months.

45. In connection with the previous two comments, generally provide more detailed disclosure on how you estimated the various costs you have budgeted for in your description of the proposed milestones on pages 23-24.

Directors, Executive Officers, Promoters and Control Persons, page 25
Anthony Pasquale, President and Chief Executive Officer, page 26

46. Please revise to provide the names of the "several small businesses" and "several privately held companies" that Mr. Pasquale has been involved with during the past five years. Please describe the business activities of these companies and the status of their present operations. Please disclose Mr. Pasquale's position with each company and the month and year his position started and ended. Please disclose any position currently held by Mr. Pasquale. See Item 401(e) of Regulation S-K.

47. Please provide the date when Mr. Pasquale became General Manager of Operations for Lifestyle Fitness and the type of degree he received from the University of Nevada.

Executive Compensation, page 26

48. Please revise your Summary Compensation Table to follow the format required by Item 402(n) or Item 402(c) of Regulation S-K.

49. We note that you have listed $10,000,000 worth of restricted stock awards in the Summary Compensation Table. Please revise to provide the aggregate grant date fair value of the restricted stock received by Mr. Pasquale as computed in accordance with FASB ASC Topic 718.

50. Please revise the introduction to your Summary Compensation Table, or the table itself, to indicate what period the table covers and to specify that your first fiscal year has yet to be completed.

51. In this regard, we also note that elsewhere in your registration statement you disclose that Mr. Pasquale received only 5,000,000 shares for services provided and an additional 5,000,000 shares as consideration for a $5,000 capital investment. See, for example, the second and third paragraphs of Note D on page F-13. Please reconcile these disclosures as appropriate.

Certain Relationships and Related Transactions, page 27

52. Please reconcile your disclosure here with your disclosure in Notes D and E on page F-13. In this regard, provide the disclosure required by Item 404(a) of Regulation S-K for the various transactions described involving Mr. Pasquale.

Other Expenses of Issuance and Distribution, page II-1

53. Please provide the amount to be paid to Triton Stock Transfer as your transfer agent in connection with the closing of this offering. To the extent such an amount is unknown at this time, please indicate in a footnote to the table that such information will be provided by amendment.

Recent Sales of Unregistered Securities, page II-1

54. We note your statement that the "Issuer has not since inception raised any funds through sales of its common stock." Please reconcile this statement with the sale of 5,000,000 shares to Mr. Pasquale described elsewhere in your registration statement.

Undertakings, page II-2

55. Please provide the undertaking provided in Item 512(a)(6) of Regulation S-K.

Exhibit 5 - Legality Opinion

56. Please revise the legality opinion to clarify the third-to-last paragraph. For example, you have not defined "Shares" and it is unclear why you refer to "the share" in the singular.

Exhibit 23.1

57. Please have your independent registered public accounting firm revise their consent to also consent to your reference to them as experts in accounting and auditing. We refer you to the heading Interest of Named Experts and Counsel on page 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Harold P. Gewerter, Esq.
       Fax: (702) 382-1759